Filed by CF Acquisition Corp. VI

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Commission File No.: 001-40079

RUMBLE IR WEBSITE FAQs

1.	What is Rumble?

Rumble’s primary business is a high growth, video sharing platform designed to help content creators manage, distribute, and monetize their content by connecting them with brands and publishers, as well as directly to their subscribers and followers. These services are accessible through the web, mobile devices, and connected TV platforms. In the future, as an extension of the in-house infrastructure we built to support our consumer video platform, we plan to develop Rumble Cloud Solutions, guided by our mission to enter the cloud infrastructure-as-a-service market.

2.	Are there user or content restrictions on Rumble?

Rumble is one of the few neutral, independent, and scaled video platforms that operate with a consistent and user-friendly moderation policy, employing only reasonable, obvious, and clearly defined standards of conduct. Rumble’s terms and conditions of use and agency agreement can be accessed here.

3.	How many global monthly active users does Rumble currently have?

In the third quarter of 2021, Rumble had 36 million MAUs (monthly active users) on its platform.[1]

4.	How is Rumble positioning itself for future revenue growth?

Rumble’s focus for the last year has been, and for the immediate future will continue to be, to grow users and usage consumption while building the tools and infrastructure that we expect will enable future monetization through consumption.

5.	What is a key revenue driver for Rumble?

Consumption, defined as minutes watched by Rumble users through the web, mobile application, and connected TV applications, will be a key revenue driver for Rumble.

6.	How is Rumble going to monetize consumption?

Rumble expects to monetize consumption with additional advertisements and increasing ad pricing by building the Company’s own ad ecosystem. Monetization has the potential to be further enhanced as we continue to expand into additional creator services that bring more value and earnings to our creators, such as subscriptions via Locals, tipping and licensing.

7.	Has Rumble begun to monetize consumption?

To date, Rumble has only engaged in limited efforts to monetize consumption.

[1] Represents average global MAUs for the quarter. Reflects unique web and app users, based on data provided by 3rd party analytics providers using company set parameters, with minor potential overlap in reporting resulting from users accessing Rumble’s content from both the web and the app in a given measurement period. Does not include embedded video and certain Connected TV.

8.	When will Rumble expect to monetize consumption?

The Company is currently focused on growing users and usage consumption while building the tools and infrastructure that we expect will enable increased future monetization through consumption.

9.	What is CF Acquisition Corp. VI (“CFVI”)?

CFVI is a special purpose acquisition company (SPAC) formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. CFVI Class A common stock, CFVI units (each unit comprised of one share of CFVI Class A common stock and one-fourth of one redeemable warrant), and CFVI warrants are currently listed on Nasdaq under the symbols “CFVI”, “CFVIU” and “CFVIW”, respectively.

10.	What is a SPAC (Special Purpose Acquisition Company)?

A special purpose acquisition company, also known as a ‘blank check company,’ is a shell corporation listed on a stock exchange with the purpose of acquiring a private company. As a result of a business combination with a SPAC, a previously private company becomes a public company without going through the traditional initial public offering process.

11.	Is Rumble currently a publicly traded Company?

Rumble is not currently a publicly traded company. On December 1, 2021, Rumble and CFVI announced their entry into a definitive business combination agreement, pursuant to which Rumble and CFVI will combine in a business combination. The transaction is expected to close during the second quarter of 2022, subject to the approval by CFVI and Rumble shareholders and other customary closing conditions. After closing, the combined company will be called Rumble Inc. and is expected to be listed on the Nasdaq.

12.	What impact will the business combination have on Rumble’s cash position? Why does Rumble want to be public?

Assuming no redemptions by CFVI stockholders and prior to giving effect to transaction expenses, the transaction will provide approximately $400 million of proceeds at close, including $100 million of proceeds from a PIPE financing and $300 million of cash held in the trust account of CFVI. The proceeds will be used to attract new content creators to the Rumble and Locals platforms, continue to build out Rumble’s independent infrastructure, expand Rumble’s teams, begin robust marketing of the platform and services, make future acquisitions, and for other general corporate purposes.

13.	How can I access press releases issued by Rumble?

You can access press releases issued by Rumble here.

14.	Am I able to sign up to receive future press releases via email?

To sign up for future news releases from Rumble, please utilize the e-mail alert feature, found here.

15.	Where can I find Rumble’s most recent investor presentation?

The public investor presentation can be accessed here.

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Important Information and Where to Find It

The proposed transactions will be submitted to CFVI’s stockholders for their consideration and approval at a special meeting of stockholders. In connection with the proposed transactions, CFVI has filed a registration statement on Form S-4 (the “Registration Statement”), which included a preliminary proxy statement / prospectus in connection with CFVI’s solicitation of proxies for the vote by CFVI’s stockholders in connection with the proposed transactions and other matters as described in such Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Rumble’s shareholders in connection with the completion of the proposed transactions. After the Registration Statement has been declared effective, CFVI will mail a definitive proxy statement / prospectus and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors and security holders of CFVI are advised to read the preliminary proxy statement and any amendments thereto, and, when available, the definitive proxy statement / prospectus, in connection with CFVI’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transactions because the proxy statement / prospectus will contain important information about the proposed transaction and the parties to the proposed transactions. Investors and security holders will be able to obtain free copies of the Registration Statement, including the proxy statement / prospectus and all other relevant documents filed or that will be filed with the SEC by CFVI through the website maintained by the SEC at www.sec.gov. The documents filed by CFVI with the SEC also may be obtained free of charge upon written request to CFVI at 110 East 59th Street, New York, NY 10022.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS DOCUMENT, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

CFVI and Rumble and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CFVI’s shareholders in connection with the proposed transactions. CFVI’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of CFVI in the Registration Statement. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from CFVI’s stockholders in connection with the proposed business combination is set forth in the Registration Statement.

No Offer or Solicitation

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CFVI or Rumble, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Forward-Looking Statements

This document contains "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction between CFVI and Rumble. Such forward-looking statements include, but are not limited to, statements regarding the closing of the transaction and CFVI's, Rumble's, or their respective management teams' expectations, hopes, beliefs, intentions or strategies regarding the future. The words "anticipate", "believe", "continue", "could", "estimate", "expect", "intends", "may", "might", "plan", "possible", "potential", "predict", "project", "should", "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to assumptions, risks and uncertainties. These statements are based on various assumptions, whether or not identified in this document. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CFVI and Rumble. Many factors could cause actual future events to differ from the forward looking-statements in this document, including but not limited, to (i) the risk that the transaction may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the transaction, (iii) the inability to complete the PIPE offering, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement , (v) the outcome of any legal proceedings that may be instituted against Rumble and/or CFVI related to the business combination agreement, (vi) the ability to maintain the listing of CFVI stock on Nasdaq (or, if applicable, to list and maintain the listing of the combined entity on the NYSE), (vii) costs related to the transactions and the failure to realize anticipated benefits of the transactions, (viii) the effect of the announcement or pendency of the transaction on Rumble's business relationships, operating results, performance and business generally, (ix) changes in the combined capital structure of Rumble and CFVI following the transactions, (x) changes in laws and regulations affecting Rumble's business, (xi) risks related to Rumble's potential inability to achieve or maintain profitability and generate cash, (xii) the enforceability of Rumble's intellectual property, including its patents and the potential infringement on the intellectual property rights of others, (xiii) the potential for and impact of cyber related attacks, events or issues effecting Rumble, its business and operations, and (xiv) other risks and uncertainties indicated from time to time in the filings of CFVI, including the definitive Registration Statement that CFVI will file, which will include a proxy statement/prospectus related to the potential business combination. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Rumble and CFVI assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Rumble nor CFVI gives any assurance that either Rumble or CFVI will achieve its expectations.